Exhibit 99.3

HUT 8 MINING CORP.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2022, and 2021

November 10, 2022

0

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
TABLE OF CONTENTS

Management’s Discussion and Analysis	2
Forward-looking Statements	3
Significant Factors Affecting our Performance	5

Part I – Company and Highlights
Company	7
2022 third quarter summary	7
2022 third quarter highlights	8

Part II – Review of Financial Results
2022 third quarter operating results summary	10
Analysis of third quarter 2022, financial results	10
Analysis of nine months ended September 30, 2022, financial results	12
Summary of quarterly information	13

Part III – Non-IFRS Measures
Non-IFRS measures	15

Part IV – Financial Condition, Liquidity and Capital Resources
Cash flow information	17
Dividends	17
Financial position	18
Capital resources	20

Part V – Risks
Risks and uncertainties	22

Part VI – Accounting Policies, Critical Accounting Estimates and Internal Controls
Accounting estimates and judgments	24
Management’s report on disclosure controls and procedures and Internal Control Over Financial Reporting	24
Abbreviations	25

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
MANAGEMENT’S DISCUSSION AND ANALYSIS

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at 745 Thurlow Street, Suite 2400, Vancouver, BC, Canada V6E 0C5, and the corporate headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8.

This Management’s Discussion and Analysis (“MD&A”) is dated November 10, 2022, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022, and 2021, the audited consolidated financial statements for the years ended December 31, 2021 and 2020, the annual MD&A for the year ended December 31, 2021, and the annual information form (“AIF”) dated March 17, 2022, of Hut 8 Mining Corp. Unless otherwise noted, all financial information is presented in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Certain totals, subtotals and percentages may not reconcile due to rounding. This information is available on our website at www.hut8mining.com, on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and the “Company” refer to Hut 8 Mining Corp. and its subsidiaries as one enterprise; all references to “digital assets” refer to Bitcoin; and all references to “Management” refer to the directors and executive officers of the Company.

The Company qualifies as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

To assist investors in assessing our financial performance, this discussion also makes reference to certain non- IFRS measures that are not separately defined under IFRS such as “adjusted EBITDA” and “mining profit”. Non-IFRS measures do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures” section of this MD&A for reconciliations of non-IFRS measures to IFRS measures.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable securities laws, such as statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. They are based on certain factors and assumptions, including expected growth, results of operations, business prospects and opportunities. Use of words such as “may”, “will”, "would", "could", “should”, “intend”, “plan”, “anticipate”, “allow”, “predict”, “estimate”, “expect”, “might, “potential”, “likely” “believe”, or other words of similar effect may indicate a “forward-looking” statement. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our publicly filed documents and in this MD&A under the heading “Risks and Uncertainties”. Those risks and uncertainties include, but are not limited to, the ability to maintain profitability and manage growth, reliance on information systems and technology, reputational risk, reliance on key professionals, the ability to successfully integrate acquisitions, digital asset mining difficulty, electricity rate risks, general economic conditions and pandemics, natural disasters or other unanticipated events (including the novel coronavirus (“COVID-19”) pandemic or a material escalation thereof). Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to: the Company’s growth strategy; the Company’s expectations regarding organic and inorganic growth opportunities; the Company’s expectations regarding the digital asset revolution and its impact on Hut 8’s shareholders; the use of proceeds of the ATM (as defined herein); the Company’s ability to pay dividends in the future; the Company’s ability to collect outstanding accounts receivable; the Company’s ability to draw on existing loan facilities for additional liquidity; the potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining site in North Bay, Ontario; and the Company’s ability to  secure additional financing if and as when required.

With respect to the forward-looking statements contained in this MD&A, Management has assessed material factors and made assumptions regarding, among other things: volatility in trading price; supply chain disruptions; the economic impacts of the COVID-19 pandemic; Hut 8’s ability to obtain qualified staff and equipment in a timely and cost-effective manner; predictability and consistency of the legislative and regulatory regime governing taxes and cryptocurrencies; the Company’s ability to acquire and deploy additional miners on a timely basis, and scale and increase the power supply at newly acquired digital asset mining sites; the value of cryptocurrencies potentially being subject to momentum pricing; the exposure of digital asset exchanges and other trading venues to fraud and failure due to being largely unregulated; the impact of geopolitical events on the supply and demand for cryptocurrencies; uncertainty of the acceptance and/or widespread use of digital assets; future cash flows; future sources of funding and Hut 8’s ability to obtain external financing when required and on acceptable terms; future debt levels; the timely receipt of regulatory approvals; counterparty risks; the Company’s ability to achieve intended benefits of power purchase agreements, including the Company’s power purchase agreement with Validus (as defined herein); the potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites; and the impact of industry competition.

The forward-looking statements contained herein reflect Management’s current views, but the assessments and assumptions upon which they are based may prove to be incorrect. Although Management believes that its underlying assessments and assumptions are reasonable based on currently available information, given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this MD&A are qualified by these cautionary statements. Additional risks, uncertainties and other factors are discussed in the Company’s annual information form dated March 17, 2022, a copy of which is available electronically on the Company’s website at www.hut8mining.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

Certain information in this MD&A is “financial outlook” within the meaning of applicable Canadian securities laws. The purpose of the financial outlook is to provide readers with disclosure of Hut 8’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A. Readers are cautioned that the financial outlook may not be appropriate for other purposes.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
These statements are made as of the date of this MD&A and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of us, our financial or operating results or our securities.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
SIGNIFICANT FACTORS AFFECTING OUR PERFORMANCE

The Company’s performance, as discussed in this MD&A, is influenced by a variety of factors. These factors include, but are not limited to, the following:

Price of digital assets

Our revenue from digital asset mining operations is impacted by changes in market prices of digital assets, including Bitcoin. The Company records revenue upon receipt of Bitcoin from its mining activities at the fair market value of Bitcoin received. The fair market value is determined using the closing Bitcoin price per www.coinmarketcap.com on the day the Bitcoin is received. The closing price may fluctuate on a daily basis, which impacts the amount of revenue recorded.

Bitcoin network difficulty

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block on the Bitcoin blockchain, directly affects the Company’s results of operations. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin protocol is designed such that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, the amount of computing power required to generate each block and hence the mining difficulty, also increases.

Further, the Bitcoin daily reward is programmed to be halved every 210,000 blocks mined, or approximately every four years (“Halving”). These Halving events impact the amount of Bitcoin mined by the Company which, in turn, may have a potential impact on the Company’s profitability. The last Halving occurred in May 2020 and the next Halving is expected to occur in the first half of 2024.

Power supply and pricing

Our operations are directly dependent on securing sufficient supply of electrical power. Electricity is one of the most significant expenses incurred to run our Bitcoin mining operations and our profitability is subject to variations in the price of electricity, which is impacted by a variety of factors, including the market price of natural gas.

We may experience loss of revenue in the event there are disruptions to our electricity supply as such disruptions may impact our ability to operate our mining equipment or provide high performance computing services to our data centre customers.

Industry trends

Bitcoin and other forms of digital assets have been the source of much regulatory attention, resulting in differing definitional outcomes without a single unifying statement. Changes to, and/or implementation of, laws and regulations related to digital assets and digital asset mining may impact our revenue and profitability.

Technology

Developments and changes in technology impact the revenue generated from both our digital assets mining operations and high-performance computing operations. Advances in digital asset mining equipment may result in more efficient and effective mining equipment which may impact our operating costs and revenue. New technology in computing may impact our high-performance computing operations’ product offerings and data centre operations. Failure to leverage these developments in technology may put the Company at a disadvantage to its competitors and affect our results of operations.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
Competition

The market for digital assets mining has seen increasing numbers of new entrants, as well as existing entrants investing in new technology to remain competitive. The combination of these factors may result in a higher Bitcoin network difficulty which may render our Company’s operations less competitive and reduce the amount of revenue we generate from our digital assets mining operations.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
PART I – COMPANY AND HIGHLIGHTS

COMPANY

Hut 8 is one of North America’s largest innovation-focused digital asset miners, bullish on Bitcoin, blockchain, web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in energy-rich Alberta, Canada and a third site in Ontario, Canada, Hut 8 has industrial scale digital asset mining capacity, and given its operating history, one of the largest holdings of self-mined Bitcoin relative to other digital asset miners and publicly traded companies globally.

The Company’s acquisition of TeraGo Inc.’s (“TeraGo”) cloud and colocation data centre and cloud services business establishes Hut 8 as a leader in high-performance computing, providing unique positioning for the Company within the digital asset ecosystem. The high performance computing business spans from Toronto, Ontario to Vancouver, British Columbia with more than 36,000 square feet of geo-diverse data centre space powered by predominantly emission-free energy sources.

With this acquisition, Hut 8 is bridging traditional cloud and high-performance computing, taking an innovative approach to revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high-performance computing (Web 2.0) and nascent blockchain and Web 3.0 spaces. Hut 8 has established a Tier 0 to Tier 3 computing platform and allocated digital asset mining and open-source distributed ledger technology to traditionally underutilized areas in a conventional high performance computing data centre. The business consists of approximately 400 commercial customers, operating across a variety of industry verticals including gaming, visual effects, and government agencies, and a platform for the development of applications and services to underserved markets and customers in the growing digital asset, blockchain, gaming, and Web 3.0 industries.

Hut 8’s team of business-building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on environmental, social and governance alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

FINANCIAL SUMMARY

	Three months ended		Nine months ended
For the periods ended September 30	2022	2021	2022	2021
Financial results
Total revenue	$31,671	$50,341	$128,849	$115,873
Net (loss) income	(23,786)	23,374	(56,145)	38,468
Mining profit(i)	9,300	33,509	57,113	70,596
Adjusted EBITDA(i)	2,078	30,720	35,949	61,328

Per share
Net (loss) income – basic	$(0.12)	$0.16	$(0.31)	$0.30
Net (loss) income – diluted	$(0.12)	$0.15	$(0.31)	$0.28

Operating results
Digital assets mined	982	905	2,870	1,997

(i)
These items are non-IFRS measures and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
HIGHLIGHTS:

•
Revenue decreased by $18.6 million to $31.7 million for the quarter ended September 30, 2022, compared to $50.3 million for the quarter ended September 30, 2021. The Company mined 982 Bitcoin in the quarter ended September 30, 2022, a 9% increase compared to the quarter ended September 30, 2021, due to an increase in hashrate from the expansion of the Company’s fleet of miners and mining activities. The Company’s high performance computing operations generated $4.4 million of primarily recurring revenue in the quarter. Despite the growth of the Company’s operations, revenue declined as a result of the decline in the price of Bitcoin,.

•
Net loss for the quarter ended September 30, 2022 was $23.8 million, compared to net income of $23.4 million in the prior year’s quarter. The net loss is driven by the decline in revenue and higher site operating costs as a result of the increase in power prices and higher depreciation expense due to an increased number of miners deployed over the last twelve months.

•
Mining profit(i) was $9.3 million for the quarter ended September 30, 2022, compared to $33.5 million in the prior year’s quarter. The decrease in mining profit is mainly due to lower average Bitcoin price during the quarter, as well as higher average power costs, which were partially offset by the revenue associated with the higher number of Bitcoin mined.

•	Adjusted EBITDA(i) was $2.1 million for the quarter ended September 30, 2022, compared to $30.7 million the prior year’s quarter, driven by compressed digital asset mining operation margins.

•
Net loss per share was $0.12 during the quarter ended September 30, 2022, compared to net income per share of $0.16 for the same quarter in 2021. The higher net loss per share reflects the aforementioned decrease in revenue and increase in site operating expenses and depreciation.

•
The Company installed an aggregate of 2,205 new MicroBT M30S, M30S+, M30S++ and M31S+ miners at its three mining sites during the quarter ended September 30, 2022. The installation of these miners brought the Company’s operating capacity to 3.07 EH/s as of September 30, 2022, an increase of 10% in hashrate compared to June 30, 2022.

•
On August 17, 2022, the Company announced that it had entered into an equity distribution agreement, pursuant to which the company established an at-the-market equity program (“ATM”) which allows the Company, at its discretion and from time-to-time during the term of the ATM, to sell common shares to raise proceeds up to a maximum of US$200 million. The Company intends to use the proceeds of the ATM principally for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

•
On September 15, 2022, the Ethereum network changed its consensus mechanism from proof-of-work to proof-of-stake, and as a result, the Company is no longer using its fleet of graphics processing units (“GPUs”) to mine the Ethereum network. Hut 8 is re-deploying its fleet of GPUs into certain high performance computing data centres and will continue to explore new opportunities to leverage the hardware, including in the zero-knowledge proof and Layer 2 space, as well as rendering and machine learning.

(i)
These items are non-IFRS measures and should not be considered a substitute or alternative for IFRS measures. See “Non-IFRS Measures” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
•	On November 10, 2022, the Company announced that it had delivered a notice of event of default to Validus Power Corp. ("Validus"), a third-party supplier of energy to the Company's mining facility in North Bay, Ontario. Validus has failed to achieve certain key operational milestones by the dates contemplated under the terms of the power purchase agreement ("PPA") it entered into with the Company. Validus has also demanded that the Company make payments for delivery of energy that are higher than those negotiated under the terms of the PPA. Hut 8 has been in ongoing dialogue with Validus in an attempt to mitigate the operational and commercial impacts arising from the Validus defaults and Validus' failure to meet its contractual obligations under the PPA. However, such mitigation efforts have been unsuccessful to date and the Company was required to deliver the notice of event of default. The Company intends to pursue all legal remedies available to it to enforce the terms of the PPA. There is no assurance that energy will continue to be delivered on an uninterrupted basis to North Bay under the terms of the PPA. The Company cannot discount the possibility that Validus may suspend entirely the delivery of energy under the PPA. Such actions may hinder the Company’s ability to continue its mining activities at the North Bay site, and if any such mining activities are continued, they may not be performed at previously disclosed rates. Such actions could have a material effect on the operations of the Company. The Company is exploring alternatives to mitigate any potential effect on its operations, including through potential organic and inorganic growth opportunities. See “Forward-Looking Statements” and “Risks and Uncertainties” of this MD&A.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
PART II – REVIEW OF FINANCIAL RESULTS

2022 THIRD QUARTER OPERATING RESULTS SUMMARY

	Three months ended				Nine Months ended
For the periods ended September 30	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Revenue	$31,671	$50,341	$(18,670)	(37%)	$128,849	$115,873	$12,976	11%
Cost of revenue	(45,611)	(21,234)	(24,377)	115%	(130,175)	(57,642)	(72,533)	126%
Gross (loss) profit	(13,940)	29,107	(43,047)	(148%)	(1,326)	58,231	(59,557)	(102%)
Gross (loss) profit margin	(44%)	58%			(1%)	50%

General and administrative expenses	(11,216)	(10,836)	(380)	4%	(35,028)	(26,171)	(8,857)	34%
Gain on disposition of digital assets	–	–	–	0%	–	182	(182)	(100%)
Operating (loss) income	(25,156)	18,271	(43,427)	(238%)	(36,354)	32,242	(68,596)	(213%)

Foreign exchange gain (loss)	(844)	(759)	(85)	11%	(1,528)	(1,402)	(126)	9%
Net finance (expense) income	(1,865)	186	(2,051)	(1103%)	(4,700)	1,173	(5,873)	(501%)
Amortization	(344)	–	(344)	0%	(916)	–	(916)	0%
Gain (loss) on revaluation of warrants liability	(2,917)	–	(2,917)	0%	94,504	–	94,504	0%
Gain (loss) on revaluation of digital assets	7,340	–	7,340	0%	(97,558)	–	(97,558)	0%
Net (loss) income before tax	(23,786)	17,698	(41,484)	(234%)	(46,552)	32,013	(78,565)	(245%)

Deferred income tax (expense) recovery	–	5,676	(5,676)	(100%)	(9,593)	6,455	(16,048)	(249%)
Net income (loss)	(23,786)	23,374	(47,160)	(202%)	(56,145)	38,468	(94,613)	(246%)

Net income (loss) per share:
- basic	$(0.12)	$0.16			$(0.31)	$0.30
- diluted	(0.12)	0.15			(0.31)	0.28

Three months ended September 30, 2022 versus September 30, 2021

Revenue for the quarter ended September 30, 2022, was $31.7 million compared to $50.3 million in the prior year period:

•
The Company’s digital asset mining operations mined 982 Bitcoin and generated $27.3 million of revenue, versus 905 Bitcoin mined and $47.9 million of revenue in the prior year period. The decrease in revenue from digital asset mining operations was due to the increase in the Bitcoin mining network difficulty and a 48% decrease in average Bitcoin price (approximately $27,700 for the current year quarter compared to approximately $52,900 in the prior year’s quarter). This decrease was partially offset by the increase in Bitcoin mined due to the significant increase in the Company’s average hashrate stemming from the expansion of the Company’s mining fleet and mining activities at the Company’s new mining site in North Bay, Ontario.

•	The Company’s newly acquired high performance computing operations added $4.4 million of revenue.

Cost of revenue consists of site operating costs and depreciation and was $45.6 million for the third quarter of 2022 compared to $21.2 million in the period year period:

•
Site operating costs consist primarily of electricity costs as well as personnel, network monitoring and equipment repair and maintenance costs at our mining and high performance computing operations. Site operating costs for the quarter ended September 30, 2022, were $20.3 million, of which $18.0 million was attributable to our mining operations and $2.3 million was attributable to our high performance computing operations. The average cost of mining each Bitcoin for the third quarter of 2022 was approximately $18,300, compared to approximately $17,700 per Bitcoin in the prior year for the same period. The increase in average cost of mining Bitcoin was primarily due to higher power prices, partially offset by the deployment of more efficient mining fleet.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
•
Depreciation expense increased to $25.3 million during the third quarter of 2022 compared to $5.2 million in the same period of 2021, driven by the significant deployment of new mining equipment over the past twelve months as well as $1.3 million of additional depreciation from our newly acquired high performance computing operations.

General and administrative expenses were $11.2 million for the quarter ended September 30, 2022, compared to $10.8 million in the prior year period:

•	Included in general and administrative expenses are $1.6 million of expenses directly attributable to the newly acquired high performance computing operations.
•
Excluding the impact of the high performance computing operations, general and administrative expenses decreased $1.2 million, primarily driven by lower sales tax expenses and share based compensation payments. The decrease was partially offset by higher personnel costs.

•
Insurance expense increased from $0.9 million to $1.9 million, reflecting increased premiums driven by global insurance markets, combined with an expansion of director and officer liability insurance and incremental coverage related to high performance computing operations.

•
General, office and other costs increased mainly due to travel and marketing costs to support the Company’s growth. Our high performance computing operations contributed an additional $0.8 million to general, office and other costs.

•
The increase in personnel costs is attributable to Company’s overall growth, including the onboarding of management personnel team to support the growth and operation of the high performance computing business which contributed an additional $0.9 million of personnel cost.

Net finance expense was $1.9 million during the third quarter of 2022 compared to a net finance income of $0.2 million during the third quarter of 2021. The increase in net finance expense is due to a combination of higher interest expense on the Company’s loans payable and additional leases that the Company entered into during 2022, and a decrease in finance income as result of the Company’s decision to temporarily suspend its Bitcoin yield program during the quarter ended June 30, 2022, due to market uncertainty and risk.

The Company recorded a $7.3 million non-cash gain on revaluation of its digital assets during the three months ended September 30, 2022, as a result of the increase in price of Bitcoin quarter end over quarter end.

The Company recorded a $2.9 million non-cash loss on revaluation of its warrants liability during the three months ended September 30, 2022, as a result of an increase in the fair value of the warrant liability. The increase in fair value is primarily due to the increase in the share price of the Company during the three months ended September 30, 2022.

Deferred income tax expense for the three months ended September 30, 2022 was nil, compared to deferred income tax expense of $5.7 million for the same period in 2021. The decrease in deferred tax expense was due to nil taxable income for the quarter.

Net loss was $23.8 million and net loss per share was $0.12 for the three months ended September 30, 2022, compared to net income of $23.4 million and net income per share of $0.16 for the same period in 2021. The change was primarily driven by the lower revenue from digital asset mining operations and higher cost of revenue in the third quarter of 2022.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
Nine months ended September 30, 2022 versus September 30, 2021

Revenue for the nine months ended September 30, 2022, was $128.8 million compared to $115.9 million in the prior year period:

•
The increase was primarily driven by the Company’s digital asset mining operations, where the Company mined 2,870 Bitcoin and generated $115.7 million of revenue, versus 1,997 Bitcoin mined and $109.8 million of revenue in the prior year period. The increase in Bitcoin mined is attributable to the significant increase in average hashrate year over year stemming from additions to the Company’s highly efficient fleet of mining equipment and ramp-up activities at the Company’s third mining site in North Bay, Ontario. The increase in revenue came despite the lower average Bitcoin price of approximately $40,400 for the nine-month period ended September 30, 2022 compared to approximately $55,800 in the same period of the prior year.

•	The Company’s newly acquired high performance computing operations added $12.4 million of revenue.
•
The Company earned $0.8 million of hosting revenue for the nine months ended September 30, 2022, prior to acquiring the digital asset mining equipment of its remaining hosting customer during the period to become 100% self mining. This compares with hosting revenue of $6.0 million in the nine months ended September 30, 2021.

Cost of revenue consists of site operating costs and depreciation:
•
Site operating costs for the nine months ended September 30, 2022, was $65.6 million, of which $59.4 million was attributable to our mining operations and $6.2 million was attributable to our high performance computing operations. The average cost of mining each Bitcoin for the nine months ended September 30, 2022, was approximately $20,700, compared to approximately $21,900 per Bitcoin in the prior year for the same period. The decrease is primarily due to the deployment of more efficient mining equipment, which was partially offset by higher power prices during the nine months ended September 30, 2022 compared to the same period in 2021.

•
Depreciation expense increased to $64.6 million during the nine months ended September 30, 2022, compared to $14.0 million in the same period of 2021, driven by the increased number of miners deployed over the past twelve months as well as $3.2 million of additional depreciation expense related to our newly acquired high performance computing operations.

General and administrative expenses were $35.0 million for the nine months ended September 30, 2022, compared to $26.2 million in the prior year period:
•	Included in general and administrative expenses are $4.2 million of expenses attributable to the newly acquired high performance computing operations.
•
Excluding the impact of the high performance computing operations, general and administrative expenses increased by $4.6 million, primarily driven by sales tax expenses, professional fees, salaries and benefits, as well as higher insurance expense. The increase was partially offset by lower investor relations and regulatory costs as the prior year included costs associated with the Company’s listing on the Nasdaq Global Select Market (“NASDAQ”) and various capital markets initiatives.

•
Insurance expense increased from $1.7 million to $4.3 million, reflecting increased premiums driven by global insurance markets, combined with an expansion of director and officer liability insurance and incremental coverage related to the high performance computing operations.

•
General, office, marketing and other costs increased mainly due to additional software licenses, marketing, and travel costs. Our high performance computing operations contributed an additional $2.1 million.

•	Sales tax expense increased by $0.8 million mainly driven by an overall increase in the Company’s purchases.

Net finance expense was $4.7 million during the first nine months of 2022 compared to a net finance income of $1.2 million during the first nine months 2021. The increase in net finance expense is due a combination of higher interest expense on the Company’s loans payable and additional leases that the Company entered into during 2022, and a decrease in finance income as result of the Company’s decision to temporarily suspend its Bitcoin yield program during the previous quarter ended June 30, 2022, due to market uncertainty and risk.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
The Company recorded a $97.6 million non-cash loss on revaluation of its digital assets during the nine months ended September 30, 2022, as a result of the decrease in price of Bitcoin. The Company incurred a total non-cash loss of $216.2 million on the revaluation of the Company’s holdings of Bitcoin, of which $118.6 million was offset against the accumulated gain recorded in other comprehensive income and the remaining $97.6 million non-cash loss was recorded as an expense in statement of operations.

The Company recorded a $94.5 million non-cash gain on revaluation of its warrants liability during the nine months ended September 30, 2022, as a result of a decrease in the fair value of the warrant liability. The decrease in fair value is primarily due to the decrease in the share price of the Company during the nine months ended September 30, 2022.

Deferred income tax expense for the nine months ended September 30, 2022 was $9.6 million, compared to a deferred income tax income of $6.5 million for the same period in 2021. The increase in deferred tax expense was due to higher taxable income.

Net loss was $56.1 million and net loss per share was $0.31 for the nine months ended September 30, 2022, compared to net income of $38.5 million and net income per share of $0.30 for the same period in 2021. The change was primarily driven by the higher cost of revenue and non-cash loss on revaluation of digital assets partially offset by the gain recorded on the revaluation of warrants liability for the nine months ended September 30, 2022.

SUMMARY OF QUARTERLY INFORMATION

The table below highlights our quarterly results for the eight most recently completed quarters:

For the three months ended	Sep 30, 2022 Q3	Jun 30, 2022 Q2	Mar 31, 2022 Q1	Dec 31, 2021 Q4	Sep 30, 2021 Q3	Jun 30, 2021 Q2(i)	Mar 31, 2021 Q1(i)	Dec 31, 2020 Q4
Revenue	$31,671	$43,845	$53,333	$57,901	$50,341	$33,549	$31,983	$12,986
Net income (loss)	(23,786)	(88,067)	55,708	(111,178)	23,374	(4,040)	19,134	27,330

Net income (loss) per share:
- Basic	$(0.12)	$(0.49)	$0.33	$(0.67)	$0.16	$(0.03)	$0.17	$0.28
- Diluted	$(0.12)	$(0.49)	$0.31	$(0.67)	$0.15	$(0.03)	$0.15	$0.28

(i)
Certain comparative figures have been reclassified to conform with this presentation. The revaluation of loan receivable, and associated tax impact, for the three months ended June 30, 2021, and March 31, 2021, were reclassified to other comprehensive income.

Generally, the revenue generated from the Company’s mining operations was the primary contributor to the quarterly variations in revenue and net income (loss). Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income on a quarterly basis:

In the quarter ended September 30, 2022, the Company mined 982 Bitcoin at an average revenue per Bitcoin mined of $27,800, contributing $27.3 million to revenue. The Company also earned $4.4 million from the high performance computing line of business. The net loss of $23.8 million was predominantly driven by a decline in revenue, increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In the quarter ended June 30, 2022, the Company mined 946 Bitcoin at an average revenue per Bitcoin mined of $41,300, contributing $39.1 million to revenue. The Company also earned $4.7 million from the high performance computing line of business. The net loss of $88.1 million was predominantly driven by a non-cash loss of $104.9 million related to the revaluation of the Company’s Bitcoin holdings, which was partially offset by a $43.3 million non-cash gain on revaluation of warrants, and increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In the quarter ended March 30, 2022, the Company mined 942 Bitcoin at an average revenue per Bitcoin mined of $52,300, contributing $49.3 million to revenue. The Company also earned $3.3 million from its newly acquired high performance computing line of business. The net income of $55.7 million was attributable to the increase in revenue, as well as a $54.1 million non-cash gain on revaluation of warrants. These were partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
In the quarter ended December 31, 2021, the Company mined 789 Bitcoin at an average revenue per Bitcoin mined of $70,300, contributing $55.5 million to revenue. The Company also earned $2.4 million from its hosting clients. The Company purchased one of its hosting customer’s equipment during the fourth quarter of 2021 and deployed the equipment to mine digital assets. The Company incurred a net loss of $111.2 million as the increase in revenue was more than offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and transaction costs related to data center business and a $114.2 million non-cash loss on revaluation of warrant liability.

In the quarter ended September 30, 2021, the Company mined 905 Bitcoin at an average revenue per Bitcoin mined of $52,900, contributing $47.9 million to revenue. The net income of $23.4 million was driven by the revenue generated from the Company’s mining operations, partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business.

In the quarter ended June 30, 2021, the Company mined 553 Bitcoin at an average revenue per Bitcoin mined of $56,700, contributing $31.4 million to revenue. The net loss of $4.0 million occurred as a result of $12.6 million of deferred tax expense and $8.8 million in general and administrative expenses associated with the Company’s growth and expansion. The Company also extended the useful life of its infrastructure assets from 4 to 10 years, resulting in a lower depreciation expense of $3.0 million, compared to the quarter ended March 31, 2021 expense of $5.8 million.

In the quarter ended March 31, 2021, the Company mined 539 Bitcoin at an average revenue per Bitcoin mined of $56,700, contributing $30.6 million to revenue. Net income of $19.1 million was due to the revenue generated, partially offset by site operating costs, and general and administrative expenses.

In the quarter ended December 31, 2020, the Company mined 516 Bitcoin at an average revenue per Bitcoin mined of $22,700, contributing $11.7 million to revenue. Net income of $27.3 million was driven by a gain of $13.2 million from the reversal of prior-year impairment charges, and a deferred tax recovery of $15.0 million associated with the unrealized gain on the fair value of the Bitcoin.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
PART III – NON-IFRS MEASURES

NON-IFRS MEASURES

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "Adjusted EBITDA" and “Mining profit” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective and should not be viewed as alternatives to, or replacements of, measures of operating results and liquidity presented in accordance with IFRS.

The following tables and definitions reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8, to their nearest IFRS measure and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021.

Mining Profit

“Mining profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services and high performance computing operations. Mining profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense. Mining profit measure provides the investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles gross profit (loss) to our non-IFRS measure, mining profit:

	Three Months Ended		Nine Months Ended
For the periods ended September 30	2022	2021	2022	2021
Gross (loss) profit	$(13,940)	$29,107	$(1,326)	$58,231

Add (deduct):
Revenue from hosting	–	(2,406)	(751)	(6,024)
Revenue from high performance computing	(4,403)	–	(12,404)	–
Site operating costs attributable to hosting	–	1,616	797	4,417
Site operating costs attributable to high performance computing	2,304	–	6,189	–
Depreciation	25,339	5,192	64,608	13,972
Mining profit	$9,300	$33,509	$57,113	$70,596

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets and warrants, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net income (loss) to our non-IFRS measure, adjusted EBITDA:

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands)	2022	2021	2022	2021
Net (loss) income	$(23,786)	$23,374	$(56,145)	$38,468
Add (deduct):
Net finance (income) expense	1,865	(186)	4,700	(1,173)
Depreciation and amortization	25,683	5,192	65,524	13,972
Share based payment	1,895	2,801	5,171	7,325
Gain on disposition of digital assets	–	–	–	(182)
Foreign exchange loss	844	759	1,528	1,402
Share based payment taxes withholding	–	–	–	1,246
One-time transaction costs	–	455	1,611	923
Deferred income tax (recovery) expense	–	(5,676)	9,593	(6,455)
Sales tax expense	–	4,001	913	5,802
Revaluation (gain) loss of digital assets	(7,340)	–	97,558	–
Loss (gain) on revaluation of warrants	2,917	–	(94,504)	–
Adjusted EBITDA	$2,078	$30,720	$35,949	$61,328

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
PART IV - FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASHFLOW INFORMATION

The following table provides an overview of the Company’s cash flows for the periods indicated:

	Nine months ended
For the periods ended September 30	2022	2021(i)
Net cash provided by (used in):
Operating activities	$(82,728)	$(53,689)
Investing activities	(90,446)	(133,980)
Financing activities	63,903	407,025
Increase (decrease) in cash	$(109,271)	$219,356

(i)	Certain comparative figures have been reclassified where necessary to conform with current period presentation.

Net cash used in operating activities for the nine months ended September 30, 2022, was $82.7 million, compared to $53.7 million in the same period of the prior year. The difference is primarily attributed to the increase in cost of revenue, driven by higher power prices.

Cash used in investing activities for the nine months ended September 30, 2022, amounted to $90.4 million, versus $134.0 million in the same period of the prior year. The decrease was due to a lower level of net spending on digital asset mining equipment, partially offset by the $30.2 million acquisition of the high performance computing operations,  investment in digital asset mining equipment and additional investment in the construction of the North Bay, Ontario site.

Cash provided by financing activities for the nine months ended September 30, 2022, was $63.9 million. The Company raised $83.3 million of net proceeds from its two previously announced ATM offerings, which was partially offset by $13.6 million of equipment financing repayments and $5.2 million of finance expenses paid associated with the respective equipment financing and lease liabilities. This compares to cash provided by financing activities of $407.0 million in the same period of the prior year, reflecting the private placement of $388.2 million completed in January 2021, June 2021 and September 2021 as well as an additional $33.9 million of proceeds from the exercise of warrants and options, which were partially offset by $25.4 million in loan repayments.

The Company may be able to access additional liquidity through the issuance of securities, drawing down on existing debt facilities and the sale of digital assets. The Company manages and continually monitors its commitments and contractual obligations to ensure that these can be met with funding provided by capital resources available. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by the profitability of digital asset mining, our ability to meet our debt covenants, and general economic, financial and other factors, including factors beyond our control such as the COVID-19 pandemic, inflation and recessionary conditions. See “Forward-Looking Statements” and “Risks and Uncertainties”.

DIVIDENDS

The Company has never paid dividends. Payment of any future dividends, if any, will be at the discretion of the Company’s board of directors after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs. All of the common shares in the capital of Company will be entitled to an equal share in any dividends declared and paid on a per share basis.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
FINANCIAL POSITION

The following is a summary of key balance sheet items as at the following period ends:

As at	September 30, 2022	December 31, 2021
Cash	$33,021	$140,127
Accounts receivable and other	1,853	647
Digital assets	223,420	323,946
Current and long-term deposits and prepaid expenses	83,025	159,863
Plant and equipment	207,365	96,126
Intangibles assets and goodwill	13,234	–
Accounts payable and accrued liabilities	12,344	9,570
Current and long-term lease liabilities	21,218	643
Current and long-term loans payable	29,061	40,051
Warrant liability	4,518	99,021
Deferred tax liabilities	–	5,456
Total shareholders’ equity	494,777	565,968

Cash

As at September 30, 2022, the Company had cash on hand of $33.0 million compared to $140.1 million as at December 31, 2021. The changes in cash are discussed above in the summary of cash flow activities.

Accounts receivable and other

The Company’s accounts receivable and other balance increased by $1.2 million primarily due to acquisition of the high performance computing operation.

Digital assets

As at September 30, 2022, digital assets had a fair market value of $223.4 million (December 31, 2021 – $323.9 million) and consists of 8,388 Bitcoin (December 31, 2021 – 5,518 Bitcoin). The decrease in digital assets value was due to a decline in Bitcoin price, which was $26,635 as at September 30, 2022, compared to $58,707 as at December 31, 2021.  This decrease was partially offset by an increase in number of Bitcoin mined and held, as the Company mined 2,870 Bitcoin during the nine months ended September 30, 2022, all of which were deposited into custody.

The Company had all of its Bitcoin held in custody as at September 30, 2022 and did not have any Bitcoin subject to outstanding lending arrangements. The digital assets balance as at December 31, 2021, included 2,000 Bitcoin subject to lending arrangements with a fair market value of $117.4 million.

Deposits and prepaid expenses

The Company’s deposits and prepaid expenses balance decreased by $76.8 million, primarily due to the acquisition of new mining equipment and infrastructure assets that were put into service. These decreases were partially offset by additions of prepayments for additional mining equipment and infrastructure.

Plant and equipment

The Company’s plant and equipment increased by $111.2 million to $207.4 million, and was mainly driven by $107.0 million of new mining equipment being put into service, acquisition of $24.9 million of assets from the newly acquired high performance computing operations, and $30.1 million of mining infrastructure additions (primarily related to the development of our North Bay site).

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
Intangibles and goodwill

The Company’s intangibles and goodwill balance relates to the Company’s acquisition of high performance computing operations. The Company recorded $10.1 million in customer relationships, net of amortization, and $3.1 million of goodwill as at September 30, 2022.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased by $2.8 million primarily due to higher accruals and outstanding payable balances associated with high performance computing operations.

Lease liabilities

The current and long-term lease liabilities increased by $20.6 million due to recognition of seven new leases under IFRS 16 – Leases, five of which were assumed as part of the high performance computing acquisition, one of which relates to the Company’s mining site in North Bay, Ontario and one of which relates to computer and network equipment to facilitate the Company’s growth.

Loans payable

The current and long-term loans payable decreased by $11.0 million due to the scheduled loan repayments of the equipment financing loans.

Warrant liability

The warrant liability decreased by $94.5 million due to the decline in the Company’s share price during the nine months ended September 30, 2022, which is a key input in the valuation of the warrant liability.

Deferred tax liabilities

The Company’s deferred tax liabilities decreased by $5.5 million due to deferred tax expense incurred on the taxable income for the nine months ended September 30, 2022.

Total shareholders’ equity

Shareholders’ equity decreased from $566.0 million as at December 31, 2021, to $494.8 million as at September 30, 2022, primarily due to the unrealized loss associated with the revaluation of the digital assets held by the Company. This net loss was partially offset by the increase in share capital stemming from issuances under the Company’s ATM offerings.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
CAPITAL RESOURCES

As at	September 30, 2022	December 31, 2021
Cash	$33,021	$140,127
Loans payable	29,061	40,051
Shareholders' equity	494,777	565,968

Loans Payable

Trinity Capital Inc. (“Trinity”)

The Company has a loan outstanding as at September 30, 2022, of $29.1 million with Trinity (December 31, 2021 – $34.2 million), net of deferred financing costs of $1.1 million (December 31, 2021 – $1.4 million). The loan bears a nominal interest rate of 9.5% and is secured against the financed equipment. The Company made principal payments during the nine months ended September 30, 2022 totaling $7.7 million and recorded a foreign exchange loss of $2.2 million (December 31, 2021 – $0.3 million), net of deferred financing costs.

Foundry Digital LLC (“Foundry”)

The Company fully repaid its equipment financing loan with Foundry during the nine months ended September 30, 2022. The security interest against the financed equipment was released concurrent with the repayment.

Share Capital

As at the date of this MD&A, the Company’s issued, and outstanding share capital is composed of 196,219,122 common shares, 480,000 stock options, 154,467 warrants recorded in equity, 15,160,001 warrants recorded as a financial liability, 3,012,029 restricted share units, and 256,315 deferred share units.

On February 11, 2022, the Company entered into an ATM offering agreement (“February 2022 ATM”) to sell the Company’s common shares with maximum proceeds of up to $82.3 million (US$65.0 million). The Company completed the February 2022 ATM on July 18, 2022 and during the nine months ended September 30, 2022 issued 24,429,460 common shares totaling $82.3 million (US$65.0 million) under the ATM and incurred $2.2 million (US$1.7 million) in issuance cost.

On August 17, 2022, the Company entered into an equity distribution agreement, pursuant to which the company established an ATM equity program (“August 2022 ATM”) to sell the Company’s commons shares with maximum proceeds of up to $274.1 million (US$200.0 million). During the nine months ended September 30, 2022, the Company issued 1,000,518 common shares totaling $2.6 million (US$2.0 million) under the August 2022 ATM and incurred $0.06 million (US$0.04 million) in issuance cost. Subsequent to the nine months ended September 30, 2022 to the date of this MD&A, the Company did not complete any issuances under the August 2022 ATM.

The Company’s capital currently consists of common shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally imposed capital requirements to which it is subject. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s assets. To maintain or adjust its capital structure, the Company may attempt to issue new securities. See “Forward-Looking Statements” and “Risks and Uncertainties” of this MD&A.

Commitments

The Company has an open term revolving credit facility with Galaxy Digital with a facility size of up to US$50 million which upon posting digital asset collateral, the Company can draw on as an additional source of liquidity. As at September 30, 2022, the facility has an outstanding balance of $nil (December 31, 2021 – $nil).

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
The Company does not have any material contractual obligations other than those described in this MD&A and does not have any off-balance sheet financing arrangements.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
PART V - RISKS

RISKS AND UNCERTAINTIES

The results of operations, business prospects and financial considerations of the Company remain subject to a number of risks and uncertainties and are affected by a number of factors outside of our control. For more information about our risks and uncertainties, please refer to the “Risks and Uncertainties” section of our MD&A for the year ended December 31, 2021, and the “Risk Factors” section of the AIF dated March 17, 2022 and the Company's other public disclosure. Other than as described below, these risks and uncertainties have not materially changed.

The Company believes that it has undertaken prudent measures, policies, practices and procedures to manage such risk factors but there can be no assurance that such risks will not impact the Company’s financial condition in the future.

Digital asset mining activities are energy-intensive, and the Company may not realize the intended benefits of current or future arrangements with electricity suppliers.

Mining digital assets, including Bitcoin, require massive amounts of electrical power, and electricity costs are expected to account for a significant portion of the Company's overall costs. The availability and cost of electricity will restrict the geographic locations of our mining activities. Any shortage of electricity supply or increase in electricity costs in any location where we currently, or expect to, operate may negatively impact the viability and the expected economic return for digital asset mining activities in that location. For example, although the Company has prepaid Validus Power Corp. ("Validus") for the provision of power at a favourable price, there can be no assurance that Validus will not default on its obligations and in fact did default on its obligations in the previous quarter. If Validus continues to default on its obligations, either in relation to failing to deliver energy to the Company or failing to meet its ongoing operations and maintenance obligations, the Company could become an unsecured creditor of Validus with respect to the fees paid by the Company for services that were not rendered or anticipated benefits that were not realized.

The Company is exposed to risk of non-performance by counterparties, including the Company's counterparties under its power arrangements.

The Company is exposed to risk of non-performance by counterparties, whether contractual or otherwise. Risk of nonperformance includes inability or refusal of a counterparty to perform because of a counterparty’s financial condition and liquidity or for any other reason. For example, our counterparties under the Company's power arrangements may be unable to deliver the required amount of power for a variety of technical or economic reasons. Furthermore, there is a risk that during a period of power price fluctuations or prolonged or sharp power price increases on the market, the Company's counterparties may find it economically preferable to refuse to supply power to us, despite the contractual arrangements. Any significant non-performance by counterparties, including in respect of the recently announced default by Validus, could have a material adverse effect on the Company's business, prospects, financial condition, and operating results.

Delays in the expansion of existing mining facilities or significant cost overruns could present significant risks to the Company's business and could have a material adverse effect on the Company's business, financial condition and results of operations.

If the Company experiences significant delays or interruptions in the supply of power required to support its current facilities located in Drumheller, Alberta, Medicine Hat, Alberta, and North Bay, Ontario, then the progress of such facility could deviate from the Company's original plans, which could cause material and negative effects on the Company's revenue growth, profitability and results of operations. If the Company is forced to locate to alternative sites, the Company may not be successful in identifying adequate replacement sites to house its mining machines. Even if the Company identifies such sites, the Company may not be successful in leasing the necessary facilities at rates that are economically viable to support the Company's mining activities or such facilities may not provide the appropriate power output to support the Company's operation. Even if the Company successfully secures additional facilities, in the future, the Company may not be able to renew those on acceptable terms, in which case the Company would need to relocate its established mining operations.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
The Company is vulnerable to electrical risks and backup power risks and other industrial incidents, which could severely disrupt the normal operation of the Company's business and adversely affect our results of operations.

The Company's business will be subject to the risks of severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, any of which could result in system failures, power supply disruptions and other interruptions that could harm the Company's business. The Company will maintain a supply of back-up and replacement parts on-site or at a location near to the Drumheller Facility. In addition, the Company’s operations consume a large amount of energy; accordingly, it is not practical or economical for the Company’s operations to run on back-up generators in the event of a power outage.

A steady and inexpensive power supply is critical to the Company’s mining operations. There can be no assurance that the Company’s operations will not be affected by power shortages or an increase in energy prices in the future. Energy prices can experience significant volatility and there can be no assurance that they will not increase significantly. Further, the Company may experience power shortages due to seasonal variations in the supply of power. Power shortages, power outages or increased power prices could have a material adverse effect on the Company’s business, results of operations and financial condition.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
PART VI ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND INTERNAL CONTROLS

ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the unaudited condensed consolidated interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained. The future impact of uncertainties around the outbreak of the novel coronavirus (“COVID-19”) pandemic could generate, in future reporting periods, a risk of material adjustment to the reported amounts of assets, liabilities, revenue and expenses in the interim financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include: revenue recognition, impairment of goodwill and intangible assets, and allowance for expected credit losses.

The Company operates in the digital asset industry, many aspects of which are not specifically addressed by current IFRS guidance. IFRS does not currently provide specific guidance to address many aspects of the digital asset industry. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

For a full discussion of accounting policies, including new and revised standards issued by the IASB and estimates and judgments, refer to the audited consolidated financial statements for the years ended December 31, 2021 and 2020, the annual MD&A for the year ended December 31, 2021 and Note 3 of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.

MANAGMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company. The DC&P provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer of the Company.  The ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

No changes were made in the Company’s design of internal controls over financial reporting during the quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Due to inherent limitations in all controls systems, a control system can provide only reasonable, not absolute, assurance that the objective of the control system is met and may not prevent or detect misstatements or instances of fraud. Management’s estimates may be incorrect, or assumptions about future events may be incorrect, resulting in varying results. Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people or by Management override.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022, and 2021 (In thousands of Canadian Dollars, except per share amounts)
ABBREVIATIONS

The following summarizes the abbreviations used in this document:

EH/s	exahash per second
MW	megawatts
PH/s	petahashes per second